United States securities and exchange commission logo





                            October 20, 2023

       Ted D. Kellner
       Nominating Stockholder
       Kellner Group
       790 North Water Street, Suite 2175
       Milwaukee, WI 53202

                                                        Re: Kellner Group
                                                            AIM ImmunoTech Inc.
                                                            PREC14A filed
October 13, 2023
                                                            Filed by Ted D.
Kellner, Todd Deutsch, and Robert L. Chioini
                                                            File No. 001-27072

       Dear Ted D. Kellner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed October 13, 2023

       Voting and Proxy Procedures, page 28

   1.                                                   Please correct the
references to "our common stock" on page 29.
       General

   2. On the proxy card, please put the Kellner Group Nominees in alphabetical order by last name. See Rule
14a-19(e)(4).
   3. We note the disclosure on the proxy card that indicates that stockholders "should not check more than four
boxes in total (whether 'FOR' or 'WITHHOLD') under Proposal 1."
                                                        We also note the
related statement on page 29. Please remove, or advise as to why such disclosure exists. If
the reason for such disclosure is the concern that "WITHHOLD" votes may be counted for
overvote purposes, it is our understanding that such concern is no
 Ted D. Kellner
Kellner Group
October 20, 2023
Page 2
       longer relevant.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.



                                                            Sincerely,
FirstName LastNameTed D. Kellner
                                                            Division of
Corporation Finance
Comapany NameKellner Group
                                                            Office of Mergers
and Acquisitions
October 20, 2023 Page 2
cc:       John Harrington
FirstName LastName